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                          [THOMAS M. JONES LETTERHEAD]


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

RE:  WALL STREET WEB, INC.
     File No. 1-15767
     Accession Number: 0001095811-00-000689
     Withdrawal of Effectiveness of Form-SB filed on March 27, 2000

Dear Sir/Madam:

     On behalf of Wall Street Web, Inc., a New Jersey corporation ("Company"), I hereby withdraw the Form 10-SB which was filed under Section 12(g) on March 27, 2000. In her letter dated April 7, 2000, Paula Dubberly, Assistant Director of the SEC, requested several changes in the Form 10-SB including current audited financial statements. The undersigned has amended the Form-SB to include all requested information but has been informed by the Company that the audited financial statements will not be completed until around June 2. The Company will then file an Amended Form 10-SB including the audited financial statements.

     Thank you for your cooperation.

Very truly yours,



/s/ THOMAS M. JONES
--------------------------------
Thomas M. Jones



cc: Wall Street Web, Inc.